Exhibit 10.01

April 4, 2008

Mr. David B. Bell

EMPLOYMENT AGREEMENT

Dear Dave:

Intersil Corporation (“Intersil” or the “Company”) is pleased to offer you employment as the President and Chief Executive Officer of Intersil on the terms set forth below. This agreement (the “Employment Agreement”) completely supersedes and replaces that certain employment agreement by and between you and Intersil dated March 23, 2007 (the “Prior Agreement”), effective as of March 15, 2008 (the “Effective Date”).

1.1 Positions; Term.

(a) You will continue to be employed by Intersil as its President and Chief Executive Officer until March 15, 2010, unless sooner terminated in accordance with Section 6 hereof (the “Initial Term”). The Initial Term will be automatically extended for successive one year periods beginning March 15, 2010 unless either party gives six (6) months prior written notice of non-renewal to the other party, or unless your employment is otherwise terminated (the Initial Term and any such extensions being your “Term of Employment”).

(b) During the Term of Employment, you will have overall responsibility for the management of Intersil and will report directly to the Board of Directors of Intersil (the “Board”). During your Term of Employment, you will also be nominated for election to the Board. You will be expected to devote your full working time and attention to the business of Intersil and its subsidiaries, and you will not render services to any other business without the prior approval of the Board or, directly or indirectly, engage or participate in any business that is competitive in any manner with the business of Intersil or its subsidiaries. You will also be expected to comply with and be bound by Intersil’s operating policies, procedures and practices that are from time to time in effect during your Term of Employment. Your principal location of employment will be at Intersil’s offices in Milpitas, California.

1.2 Base Salary. During the Term of Employment, your initial base salary will be $575,000 per year, payable in accordance with Intersil’s normal payroll practices with such payroll deductions and withholdings as are required by law. During your Term of Employment, your base salary will be reviewed on an annual basis by the Compensation Committee of the Board and may be increased from time to time, in the sole discretion of the Compensation Committee, but in no event shall your base salary be reduced below the initial salary amount set forth herein. Your base salary as adjusted shall be referred to herein as your “Base Salary.”

1.3 Bonus. You will be eligible to receive a target annual bonus of up to $575,000, to be determined on an annual basis by and at the sole discretion of the Compensation Committee (the “Target Bonus”).

1.4 Equity Compensation.

(a) Stock Options. Pursuant to a separate award agreement, and subject to the terms of Intersil’s 1999 Equity Compensation Plan, as amended and restated (the “Stock Plan”) except as specifically provided hereunder, the Compensation Committee of the Board shall grant you on April 1, 2008 (the “Initial Grant Date”) an option to purchase 180,000 shares of the Class A Common Stock of Intersil (“Common Stock”) at an exercise price equal to the closing price of the Common Stock as quoted on the NASDAQ on the Initial Grant Date (the “Initial Option”). The Initial Option will vest 25% at the first anniversary of the Grant Date and 6.25% quarterly thereafter over the following three years, contingent on continued employment throughout each vesting date. The Initial Option will expire seven years after the Initial Grant Date. Provided you are employed by the Company on the next annual grant date, in calendar year 2009, you will be eligible for another option grant to purchase additional shares of Intersil Class A Common Stock as determined by the Compensation Committee.

(b) Deferred Stock Units. Subject to the terms of the Stock Plan and the applicable award agreement thereunder, the Compensation Committee may from time to time grant executives deferred stock units (“DSUs”) or performance-based deferred stock units under which the ultimate number of DSUs earned depends on a measure of Company performance established by the Compensation Committee at the time of the initial DSU grant (“PDSUs”). You will be granted 40,000 PDSUs (the “Performance Shares”) on April 1, 2008 (the “Performance Shares Grant Date”), the number of Performance Shares ultimately earned being subject to upward adjustment (up to 150% of the total number of Performance Shares initially granted) or downward adjustment (down to no Performance Shares) in view of Intersil’s financial performance relative to its peer group (as determined by the Compensation Committee) over a three-year performance period ending December 31, 2010. For purposes of the Performance Shares, the measure of Company performance will be Intersil’s financial performance relative to its peer group as determined by the Compensation Committee based upon Intersil’s revenue growth and Intersil’s growth in operating income relative to its peer group. The number of Performance Shares ultimately earned shall be determined by the Compensation Committee at the end of the three-year performance period, and the award, if any, shall become vested on the third anniversary of the Performance Shares Grant Date. No payment of Performance Shares will be made to you in the event of a Voluntary Termination or Termination for Cause before the third anniversary of the Performance Shares Grant Date. Provided that your employment has not terminated, you will be eligible to receive another grant of PDSUs in 2009.

1.5 Other Benefits. You will be eligible for 4-weeks vacation per year, health insurance, 401(k), employee stock purchase plan, financial planning, executive physical and other benefits offered to all Intersil senior executives.

1.6 Employment and Termination. Your employment with Intersil may be terminated by you or by Intersil at any time for any reason as follows:

(a) You may terminate your employment upon written notice to the Board at any time in your discretion without reason (“Voluntary Termination”); provided that you give Intersil 60 days written notice. The Board in its sole discretion may waive the 60-day notice provision and in such event your Voluntary Termination shall be effective on an earlier date determined by the Board.

(b) During the Term of Employment, you may terminate your employment upon written notice to the Board at any time in your discretion because of (i) any material and substantial diminution of your duties and authorities (other than a diminution agreed to by you, including under Section 1(b)), (ii) a demotion from the office of Chief Executive Officer and/or President (other than a change in office or title agreed to by you, including under Section 1(b)), (iii) removal from your position as a Director of Intersil (other than for a reason that would constitute a Termination for Cause as set forth below), or (iv) any failure by Intersil to comply with the terms of this Employment Agreement, which failure is not cured within 30 days from the date you send written notice to Intersil of such non-compliance (“Involuntary Termination”).

(c) Intersil may terminate your employment upon written notice to you at any time following a determination by the Board that there is “Cause” for such termination (“Termination for Cause”). “Cause” means (i) your conviction of a felony which constitutes a crime involving moral turpitude and results in material harm to Intersil or any of its affiliates; (ii) a judicial determination that you have committed fraud, misappropriation or embezzlement against Intersil or any affiliate thereof; or (iii) your willful or gross and repeated misconduct in the performance of your duties in each instance so as to cause material harm to Intersil or any of its affiliates; which is not cured within 30 days from the date Intersil sends you written notice of such willful or gross and repeated misconduct.

(d) Intersil may terminate your employment upon written notice to you at any time in the sole discretion of the Board without a determination that there is Cause for such termination (“Termination without Cause”); and

(e) Your employment will automatically terminate upon your death or upon your disability as determined by the Board (“Termination for Death or Disability”); provided that “disability” shall mean your complete inability to perform your job responsibilities for a period of 180 consecutive days or 180 days in the aggregate in any 12 month period.

In no event shall the expiration of the Term of Employment (giving effect to any extensions thereof), by virtue of either party’s having given notice of non-renewal pursuant to Section 1(a) hereof, constitute Termination without Cause, an Involuntary Termination or Termination for Death or Disability; provided, however, that in the event Intersil gives you written notice of its intention not to renew the Term of Employment and you remain employed with Intersil through the expiration of the Term of Employment, upon the expiration of the Term of Employment (a) your unvested options and DSUs shall fully vest, and (b) your unvested PDSUs shall become fully vested with the number of shares payable to you under a particular PDSU grant being determined using Intersil’s financial performance relative to its peer group (or such other measure of Company performance that may be specified by the Compensation Committee for a particular PDSU grant) as measured for the period beginning on January 1 of the calendar year in which such PDSU was granted and ending on the last day of the fiscal quarter immediately preceding the date on which the Term of Employment expires.

If requested by Intersil, you shall resign your position as a Director of the Company upon any termination of your employment or expiration of your Term of Employment with Intersil.

1.7 Separation Benefits. Upon termination of your employment with Intersil for any reason during the Term of Employment, you will receive payment for all unpaid salary and vacation accrued to the date of your termination of employment; and your benefits will be continued under Intersil’s then existing benefit plans and policies for so long as provided under the terms of such plans and policies and as required by applicable law. Subject to your compliance with Sections 9 and 10, under certain circumstances, you will also be entitled to receive severance benefits as set forth below, but you will not be entitled to any other compensation, award or damages with respect to your employment or termination (except to the extent you are entitled to benefits under your Executive Change in Control Severance Benefits Agreement with Intersil dated as of even date herewith, as amended (the “Severance Benefits Agreement”), in lieu of any benefits provided below, in the event of a Covered Termination (as defined in the Severance Benefits Agreement)).

(a) In the event of your Voluntary Termination or Termination for Cause during the Term of Employment, you will not be entitled to any cash severance benefits, additional vesting of shares of restricted stock, DSUs, options or other equity compensation or post-termination death or medical benefits as described in Section 7(b).

(b) Subject to your compliance with Sections 9 and 10, in the event of your Involuntary Termination or Termination without Cause during the Term of Employment, you will be: (i) entitled to continuance of your Base Salary for a period of two years (less applicable deductions and withholdings) payable in accordance with Intersil’s normal payroll practices; (ii) entitled to a payment of $287,500 within 30 days of the first two March 1 and September 1 following your termination of employment, each such payment being adjusted to an amount equal to $287,500 multiplied by the fraction whose numerator is the annual target bonus for the year in which the Covered Termination takes place and whose denominator is $575,000 in the event that Executive’s annual target bonus for the year in which the Covered Termination takes place differs from $575,000 per year; (iii) with respect to your stock options and DSUs, entitled to acceleration of vesting in an amount equal to the amount that would have vested over the eighteen (18) month period commencing on the date of your termination (but in no event shall any such award be less than 50% vested upon an Involuntary Termination or Termination without Cause), such awards being exercisable in accordance with the terms of such grants, (iv) with respect to PDSUs, entitled to vesting of a pro-rated number of unvested PDSUs with the number of shares payable to you with respect to a particular PDSU grant being determined using Intersil’s financial performance relative to its peer group (or such other measure of Company performance that may be specified by the Compensation Committee for a particular PDSU grant) as measured for the period beginning January 1 of the calendar year in which such PDSU was granted and ending on the last day of the fiscal quarter immediately preceding the date on which your Involuntary Termination or Termination without Cause occurred (prorated based on the number of days that have passed from the date the PDSUs were granted to you until the date of your Involuntary Termination or Termination for Cause (not to exceed

1095 days) divided by the entire performance period (i.e., 1,095 days for a three-year period)); (v) eligible to convert your and your covered dependents' life insurance coverage to individual policies and Intersil shall reimburse you for the applicable premium(s) paid by you with respect to such policies until the earlier of (i) the date on which your Employment Term ends and (ii) the one year anniversary of your termination date; (vi) if you qualify, eligible to participate, along with your spouse, in the retiree medical plan maintained by Intersil in which employees participate (the “Retiree Medical Plan”) upon your termination (in accordance with its terms upon your termination) and Intersil will make the full payment of the premiums for coverage of you and your spouse under the Retiree Medical Plan; provided, however, that if the Retiree Medical Plan is terminated with respect to all other employees of Intersil after your termination of employment hereunder, you shall no longer be provided coverage under the Retiree Medical Plan; and provided, further, however, that Intersil shall cease paying your premiums under the Retiree Medical Plan when you become eligible for Medicare or become covered under another employer’s medical plan. You agree to immediately notify Intersil if you become eligible for Medicare or covered by another employer’s medical plan. You will not be reimbursed for the income or employment taxes payable due to the payment of your premiums due under the Retiree Medical Plan or your continuation of life insurance coverage; and (vii) eligible to continue, at Intersil’s expense on a tax-neutral basis, your medical benefits providing for coverage or payment in the event of your (or your covered dependents’) illness or injury that were provided to you, whether taxable or non-taxable and whether funded through insurance or otherwise under any benefits plan or program maintained by Intersil on the same terms and conditions as in effect immediately prior to your termination for a period of one (1) year following your termination, if you do not quality to participate in Intersil’s Retiree Medical Plan.

(c) Subject to your compliance with Sections 9 and 10, in the event of your Termination for Death or Disability, you (or your beneficiary, as applicable) will be: (i) entitled to a single lump sum severance payment equal 12 months of your Base Salary payable within 30 days after the date of your Termination for Death or Disability; (ii) entitled to a pro-rata portion (based on the number of days you were employed by Intersil during the calendar year of your Termination for Death or Disability occurs divided by 365) of a payment of $575,000 payable within 30 days following your Termination for Death or Disability; (iii) immediately credited with additional vesting service credit for the twelve-month period commencing on the date of your Termination for Death or Disability with respect to all your stock options and DSUs and (iv) with respect to PDSUs, entitled to vesting of a pro-rated number of unvested PDSUs with the number of shares payable to you with respect to a particular PDSU grant being determined using Intersil’s financial performance relative to its peer group (or such other measure of Company performance that may be specified by the Compensation Committee for a particular PDSU grant) as measured for the period beginning on January 1 of the calendar year in which such PDSU was granted and ending on the last day of the fiscal quarter immediately preceding the date on which your Termination for Death or Disability occurred (prorated based on the number of days that have passed from the date the PDSUs were granted to you until the date of your Termination for Death or Disability (not to exceed 1095 days) divided by the entire performance period (i.e., 1,095 days for a three-year period)). Following your Termination for Death or Disability, the exercise period with respect to your stock options, will be equal to the lesser of twelve months or the remaining term of the applicable stock option.

(d) If any payments due under this Section 7 or otherwise would subject you to any penalty tax imposed under Section 409A of the Code if such payments were made as required above, then the payments that cause the imposition of such penalty tax shall be payable in one lump sum on the first day which is at least six months after the date of your separation of service as set forth in Section 409A of the Code and the regulations and other official guidance thereunder.

(e) If all or any portion of the amounts payable or benefits provided to you under this Employment Agreement or otherwise are “excess parachute payments” and are subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), and if the net after-tax amount (taking into account all applicable taxes payable by you, including without limitation any Excise Tax) that you would receive with respect to such payments or benefits does not exceed the net after-tax amount you would receive if the amount of such payments and benefits were reduced to the maximum amount which could otherwise be payable to you without the imposition of the Excise Tax, then, only the extent necessary to eliminate the imposition of the Excise Tax, such payments and benefits shall be reduced, in the order and of the type mutually agreed to by you and Intersil. The calculations required under this Section 7(e) shall be prepared by Intersil and reviewed for accuracy by you and Intersil’s regular certified public accountants.

(f) Subject to Section 7(e), no payments due you hereunder shall be subject to mitigation or offset.

Any reimbursement or payment of premiums or other costs by Intersil pursuant to this Section shall be made no later than the end of the calendar year following the calendar year in which the applicable premium or other cost is incurred by you.

1.8 Employee Agreement and Release Prior to Receipt of Benefits. Upon the occurrence of a termination under Section 7(b) or 7(c) of this Agreement (“Covered Termination”), and prior to the receipt of any benefits under this Agreement on account of the occurrence of a Covered Termination, you will, as of the date of a Covered Termination, execute an employee agreement and release in the form attached hereto as Exhibit A, provided that such agreement and release have become binding and effective in accordance with the terms thereof on or before the forty-fifth (45th) day following the date of your termination of employment. Such employee agreement and release shall specifically relate to all of your rights and claims in existence at the time of such execution and shall confirm your obligations under any proprietary information agreement with Intersil. It is understood that such employee release and agreement shall comply with applicable law. In the event you do not execute such release and agreement within the period required by applicable law, or if you revoke such employee agreement and release within the period permitted by applicable law, no benefits shall be payable under this Agreement.

1.9 Proprietary Information Agreement. You also confirm your obligations under the “Employee Agreement” that you entered into with Intersil in March 2007, which includes certain inventions, intellectual property and confidentiality covenants.

1.10 Non-compete/Non-solicitation.

(a) During your Term of Employment and for two years thereafter and as a condition of Intersil’s obligation to pay you any amounts or benefits under Section 7, you will not engage in any activity which is directly competitive with the business of Intersil or its subsidiaries and you will not, on behalf of yourself or any third party, solicit or attempt to induce any employee of Intersil or its subsidiaries to terminate his or her employment with Intersil or its subsidiaries. The non-compete covenant in the preceding sentence shall apply in the geographic areas of: (i) the counties of Santa Clara, San Mateo, San Diego, Orange and San Francisco counties of California; (ii) California; (iii) the United States of America; and (iv) the world.

(b) If the provisions of this Section 10 should ever be adjudicated to exceed any maximum time, geographic, service or other limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum limitations permitted by applicable law. You acknowledge that the provisions of this Section 10 are, in view of the nature of the business of Intersil and its subsidiaries, reasonable and necessary to protect the legitimate interests of Intersil and its subsidiaries and that any violation of this Section 10 may result in irreparable injury to Intersil or its subsidiaries entitling Intersil to temporary or permanent injunctive relief, without the necessity of proving actual damages, which rights shall be cumulative with and in addition to any other rights or remedies to which Intersil may be entitled hereunder or at law or in equity.

1.11 Arbitration. The parties agree that any dispute regarding the interpretation or enforcement of this Employment Agreement shall be decided by confidential, final and binding arbitration conducted by Judicial Arbitration and Mediation Services (“JAMS”) under the then existing JAMS rules rather than by litigation in court, trial by jury, administrative proceeding or in any other forum.

1.12 Miscellaneous.

(a) Authority to Enter into Agreement. Intersil represents that it is has duly authorized the execution and delivery of this Employment Agreement on behalf of Intersil.

(b) Absence of Conflicts. You represent that upon the Effective Date, your performance of your duties under this Employment Agreement will not breach any other agreement as to which you are a party.

(c) Attorneys’ Fees. If a legal action or other proceeding is brought for enforcement of this Employment Agreement because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Employment Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred, both before and after judgment, in addition to any other relief to which they may be entitled. Any reimbursements made by Intersil to you pursuant to this Section shall be made no later than the end of the calendar year following the calendar year in which the related cost is incurred by you.

(d) Taxes. Intersil may withhold from any amounts payable under this Agreement such federal, state or local income taxes to the extent the same required to be withheld pursuant to any applicable law or regulation. You acknowledge that you are responsible for the payment of any income taxes due to payments hereunder or otherwise from Intersil.

(e) Successors. This Employment Agreement is binding on and may be enforced by Intersil and its successors and assigns and is binding on and may be enforced by you and your heirs and legal representatives. Any successor to Intersil or substantially all of its business (whether by purchase, merger, consolidation or otherwise) will in advance assume in writing and be bound by all of Intersil’s obligations under this Employment Agreement.

(f) Notices. Notices under this Employment Agreement must be in writing and will be deemed to have been given when personally delivered or two days after mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. Mailed notices to you will be addressed to you at the home address which you have most recently communicated to Intersil in writing. Notices to Intersil will be addressed to its General Counsel at Intersil’s corporate headquarters.

(g) Waiver. No provision of this Employment Agreement will be modified or waived except in writing signed by you and an officer of Intersil duly authorized by the Board. No waiver by either party of any breach of this Employment Agreement by the other party will be considered a waiver of any other breach of this Employment Agreement.

(h) Entire Agreement. This Employment Agreement, including such other agreements expressly referred to herein and including the applicable stock option plans, option agreements and related documents with respect to your equity grants, and your Severance Benefits Agreement, as amended, represent the entire agreement between us concerning the subject matter of your employment by Intersil, and expressly supersede all other promises or understandings, oral or written, including without limitation the Prior Agreement.

(i) Governing Law. This Employment Agreement will be governed by the laws of the State of California without reference to conflict of laws provisions.

(j) Severability. If any portion of this Employment Agreement shall be determined to be unenforceable, the remaining provisions of this Employment Agreement shall remain in force.

Dave, we very much look forward to your continuing with Intersil performing the duties described in this Agreement. Please indicate your acceptance of the terms of this Employment Agreement by signing in the place indicated below.

Sincerely,

INTERSIL CORPORATION

By:	/s/ Vern Kelley
Name:	Vern Kelley
Title:	Vice President, Human Resources

Acknowledged and Agreed:

/s/ David B. Bell
David B. Bell

Exhibit A

Intersil Corporation

Employee Agreement and Release

I understand and agree completely to the terms set forth in the foregoing agreement.

I acknowledge that I have read and understand Section 1542 of the California Civil Code which reads as follows: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected this settlement with the debtor.” I hereby expressly waive and relinquish all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to my release of any claims I may have against the Company.

Except as otherwise set forth in this Agreement, I hereby release, acquit and forever discharge the Company, its parents and subsidiaries, and their officers, directors, agents, servants, employees, shareholders, successors, assigns and affiliates, of and from any and all claims, liabilities, demands, causes of action, costs, expenses, attorneys fees, damages, indemnities and obligations of every kind and nature, in law, equity, or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed (other than any claim for indemnification I may have as a result of any third party action against me based on my employment with the Company), arising out of or in any way related to agreements, events, acts or conduct at any time prior to and including the Effective Date of this Agreement, including but not limited to: all such claims and demands directly or indirectly arising out of or in any way connected with my employment with the Company or the termination of that employment, including but not limited to, claims of intentional and negligent infliction of emotional distress, any and all tort claims for personal injury, claims or demands related to salary, bonuses, commissions, stock, stock options, or any other ownership interests in the Company, vacation pay, fringe benefits, expense reimbursements, severance pay, or any other form of compensation; claims pursuant to any federal, state or local law or cause of action including, but not limited to, the federal Civil Rights Act of 1964, as amended; the federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”); the federal American with Disabilities Act of 1990; the California Fair Employment and Housing Act, as amended; tort law; contract law; wrongful discharge; discrimination; fraud; defamation; emotional distress; and breach of the implied covenant of good faith and fair dealing; provided, however, that nothing in this paragraph shall be construed in any way to release the Company from its obligation to indemnify you pursuant to the Company’s Indemnification Agreement and to provide you with continued coverage under the Company’s directors and officers liability insurance policy to the same extent that it has provided such coverage to previously departed officers and directors of the Company.

I acknowledge that I am knowingly and voluntarily waiving and releasing any rights I may have under ADEA. I also acknowledge that the consideration given for the waiver and release in the preceding paragraph hereof is in addition to anything of value which I was already entitled. I further acknowledge that I have been advised by this writing, as required by the ADEA, that: (a) my waiver and release do not apply to any rights or claims that may arise after the Effective Date of this Agreement; (b) I have the right to consult with an attorney prior to executing this Agreement; (c) I have twenty-one (21) days to consider this Agreement (although I may choose to voluntarily execute this Agreement earlier); (d) I have seven (7) days following the execution of this Agreement by the parties to revoke the Agreement; and (e) this Agreement shall not be effective until the date upon which the revocation period has expired, which shall be the eighth day after this Agreement is executed by me, provided that the Company has also executed this Agreement by that date.

INTERSIL CORPORATION

/s/ David B. Bell	By:	/s/ Vern Kelley
DAVID B. BELL	Title:	Vice President, Human Resources
Dated: April 4, 2008	Dated:	April 4, 2008

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